
JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

BY AIRMAIL

2nd July 2004


04035458

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: **Johnson Electric Holdings Limited**
File No.: 82-2416

Dear Sirs,

We have enclosed the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934.

1. Announcements dated 23rd February, 18th March, 24th March, 23rd April, 26th April, 7th June and 10th June 2004
2. Circular dated 25th June 2004
3. Annual Report 2004

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,


THOMSON
FINANCIAL

dlw 7/14

Susan Yip
Company Secretary

Encl.

Johnson Electric Opens Brushless DC Motor Technical Center In Italy

Hong Kong – February 23, 2004 – Johnson Electric today announced the opening of an engineering and production center in Moncalieri, Italy. The center will focus on brushless DC motors and electronic controls for automotive HVAC (heating, ventilation and air conditioning) applications. The new facility, which is located close to European customers and Johnson Electric's main European location in Asti, Italy, is equipped with state-of-the-art CAD systems, EMI (electromagnetic interference) chambers, acoustic chambers and reliability testing labs.

Brushless DC (BLDC) motors with integrated electronics for HVAC applications have several advantages over traditional DC motors. BLDC solutions provide fan speed control, higher reliability, lower noise and lower EMI. Johnson Electric is the brushless motor market leader with 70 percent share of the automotive HVAC segment.

According to Jim Dick, senior vice president – Strategic Marketing, "European automakers pioneered the BLDC HVAC application, and it is now being adopted globally. Johnson Electric's Moncalieri facility is our 'Center of Excellence' for this technology, with over 50 technical experts on site."

Johnson Electric, the largest volume electric motor supplier to the auto industry, employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China and Mexico. Design engineering centers are located in Hong Kong, Italy, China, Japan, and the USA. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent of the Hang Seng Index.

For more information, please contact:

CT Hew
Golin/Harris Forrest
Hong Kong
Tel: (852) 2501-7963
Fax: (852) 2866-0090
Email: ct.hew@golinharris.com

Dick Pacini
AutoPR
Tel: (248) 656-2388
Fax: (248) 601-9964
Email: dpacini@auto-pr.com

# # #

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Johnson Electric Appoints Michael Enright as Independent Non-Executive Director

(Hong Kong) March 18, 2004 - Johnson Electric Holdings Limited ("the Company") announced the appointment of Professor Michael Enright as independent non-executive director of the Company. Professor Enright replaces Mr. Ian Conn, who has retired and resigned as director and member of the Audit Committee effective today.

Professor Enright is regarded as a leading academic and expert on competitiveness, regional economic development and international business strategy. In 1996, he joined the University of Hong Kong as Sun Hung Kai Visiting Professor of Business Administration, after six years as a professor at the Harvard Business School. He has directed major reviews of the competitiveness of 20 different economies and co-authored eight books or monographs, including *Hong Kong and the Pearl River Delta: The Economic Interaction* and *The Hong Kong Advantage*.

Professor Enright received his A.B. (with honours), M.B.A. (with distinction) and Ph.D (in Business Economics, Dean's Doctoral Fellow) from Harvard University.

Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China and Mexico. Design engineering and technical support centers are located in Italy, China, Japan, the USA and Hong Kong. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available at www.johnsonelectric.com.

###

For more information, please contact:
CT Hew, Golin/Harris Forrest
Tel: 852 – 2501 7963
Fax: 852 – 2810 4780
Email: ct.hew@golinharris.com

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Nidec Sells its 50% Stake in JV to Johnson Electric

(Hong Kong) March 24, 2004 – Nidec Corporation ("Nidec") and Johnson Electric Holdings Limited ("Johnson Electric") have agreed to transfer Nidec's 50 percent stake in their joint venture, Nidec Johnson Electric Corporation, to Johnson Electric. The joint venture, set up in 2000 to develop and market brush motor products for the audio visual market segment, generates US$28 million in annual sales and has developed four new products.

Both Johnson Electric and Nidec agreed that the timing is now right for one of the parents to take over the future development of the joint venture, which produces micro motors at Johnson Electric's production complex in Shajing, China. The existing customers of Nidec Johnson Electric Corporation will be served directly by Johnson Electric.

- ends -

Nidec Corporation, New York Stock Exchange Symbol NJ, is also listed on the Tokyo & Osaka stock exchanges (Code 6594). Nidec is a global organization with 70,000 employees in 14 countries and regions with major manufacturing facilities in China, Thailand, Philippines, Vietnam and the U.S.A. Nidec also has its design engineering centers in Japan, China, Taiwan and the U.S.A. Nidec is the market leader in the spindle motor market for hard disk drives, in addition to offering high precision brushless motor products in applications such as CD-ROM, DVD, and magneto-optical drives and small fans.

Johnson Electric Group is the motor industry growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The Group employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China and Mexico. Design engineering centers are located in Hong Kong, Italy, China, Japan, and the USA. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

For more information, please contact:

CT Hew
Golin/Harris Forrest
Hong Kong
Tel: (852) 2501-7963
Fax: (852) 2866-0090
Email: ct.hew@golinharris.com

# # #

Johnson Electric Acquires Remaining 51% of Nihon Mini Motor for US$14.2m

Hong Kong, 26th April 2004 – Johnson Electric Holdings Limited has agreed to acquire the remaining 51% of Nihon Mini Motor from a group of 24 shareholders, consisting of individuals, employees and corporations, for US$14.2 million.

In April 2003, Johnson Electric acquired 49% equity of Nihon Mini Motor from Mitsubishi Materials. After a year of successful integration, Nihon Mini Motor has developed several new products and acquired new customers.

Jim Dick, Senior Vice President Strategic Marketing at Johnson Electric, said, "This move is timely as Nihon Mini Motor has strengthened its position as the number one motor supplier to the digital camera market. Johnson Electric has supported this growth by leveraging its worldwide sales channels and competitive cost structure."

With the acquisition, Johnson Electric also introduces the "Johnson Nihon Mini" product brand for all Nihon Mini camera motor products. More information on this brand can be found in the Johnson Electric website, http://www.johnsonelectric.com

The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, Italy, China, Japan and the USA. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

For more information, please contact:

CT Hew
Golin/Harris Forrest
Hong Kong
Tel: (852) 2501-7963
Fax: (852) 2866-0090
Email: ct.hew@golinharris.com



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Johnson Electric Holdings Limited (the "Company") announced that Mr Peter John Wrangham has retired and resigned as an independent non-executive director of the Company with effect from 8th June 2004. The Board wishes to thank Mr Wrangham for his valuable contribution to the Company during his tenure of office.

The Board confirmed that there was nothing that needed to be brought to the attention of the shareholders in respect of Mr Wrangham's retirement and resignation.

By Order of the Board
Susan Yip Chee Lan
Company Secretary

Hong Kong, 10th June 2004

As at the date of this announcement, the Board comprises of Wang Koo Yik Chun (Honorary Chairman), Patrick Wang Shui Chung (Chairman and Chief Executive), Winnie Wang Wing Yee (Vice-Chairman), Richard Wang Li-Chung (Executive Director), Peter Wang Kin Chung (Non-executive Director) and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto and Michael John Enright being Independent Non-executive Directors.

CAPITAL STRUCTURE

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance.

Total debt remained at a low level of US$3.1 million, compared to US$9.8 million at the last year-end, comprising mainly the long-term loans and obligations of US$3.1 million. Borrowings at fixed interest rates amounted to approximately US$3.1 million.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Euro obtained by Gate S.r.l., a subsidiary based in Europe, equivalent to approximately US$3.1 million, the Group has *no significant exposure to foreign exchange fluctuations in relation to* borrowings.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul (Chairman) and Mr. Michael Enright, who was appointed as Member of the Committee on 18th March 2004 in place of Mr. Ian Conn who retired and resigned on the same date.

During the year, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts and the audited annual accounts for 2004 before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that one of the Independent Non-executive Directors of the Company was not appointed for a specific term but he is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Company's 2004 Annual Report containing all the information required by paragraphs 45(1) to 45(3) (both paragraphs inclusive) of Appendix 16 of the Listing Rules will be submitted to The Stock Exchange of Hong Kong Limited ("SEHK") on or before 21st June 2004 for uploading onto *SEHK's* website (http://www.hkex.com.hk).

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers and employees for their continued support.

On behalf of the board of directors
Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 7th June 2004

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited ("the Company") will be held at Chatham Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 20th July 2004 at 12:00 noon for the following purposes:–

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2004;
2. To declare a final dividend in respect of the year ended 31st March 2004;
3. To re-elect the following Directors:
   - (a) Mr. Peter Wang Kin Chung as Non-executive Director
   - (b) Mr. Peter Stuart Allenby Edwards as Independent Non-executive Director
   - (c) Mr. Patrick Blackwell Paul as Independent Non-executive Director
   - (d) Mr. Michael John Enright as Independent Non-executive Director
4. To confirm the remuneration of Directors;
5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;
6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "THAT the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15."

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "THAT:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

   (c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

   (i) a Rights Issue, or

   (ii) the exercise of options granted under the Company's Share Option Scheme,

   shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) [illegible] resolution of the Shareholders of the Company in General Meeting;

   "Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "THAT:

   (a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

   (c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting."

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this Meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

10. As special business, to consider and, if thought fit, pass the following as a Special Resolution:–

    "THAT the Bye-Laws of the Company be and are hereby amended in the following manner:–

    (1) Bye-Law 1

    (a) By deleting the words "Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of Law of Hong Kong)" where they appear in the paragraph defining "Clearing House" and replacing them with the words "the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

    (b) By adding the following new definitions immediately after the definition of "corporate representative":

    ""associate(s)" in relation to any Director, shall have the meaning ascribed to it under the Listing Rules; and

    "Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);";

    (2) Bye-Law 85A

    By adding the following new bye-law as a Bye-Law 85A immediately after the existing Bye-Law 85:

    "85A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

    (3) Bye-Law 108(B)

    (a) By replacing the Bye-Law 108(B)(ii) in its entirety with the following paragraphs:

    "(ii) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or proposal in which he or any of his associates is to the knowledge of such Director materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:–

    (a) the giving of any security or indemnity either:

    (i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

    (ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

    (b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

    (c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

    (d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

    (i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

    (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

    (e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

    (b) By deleting the existing paragraphs (a) and (b) of Bye-Law 108 (B)(iii) in their entirety and replacing thereof with the following new wording:

    "(a) A company shall be deemed to be a company in which a Director and/or any of his associates owns five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company if and so long as (but only if and so long as) he and/or his associates is/are (either directly or indirectly) the holder of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company (or of any third company through which his/their interest is derived) or of the voting rights of any class of shares available to members of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder, if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

    (b) Where a company in which a Director and/or any of his associates holds five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to members of the company is materially interested in a transaction, then that Director and/or his associates shall also be deemed materially interested in such transaction.";

    (c) By adding the following as a new paragraph (c) to Bye-Law 108 (B)(iii):

    "(c) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or his associate(s) as known to such Chairman has not been fairly disclosed to the Board.";

    (4) Bye-Law 114

    By deleting the existing Bye-Law 114 and replacing thereof with the following:

    "114. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office at least seven days before the date of the general meeting. The period for lodgment of the notices required under this Bye-Law shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.""

By order of the Board
Susan Yip Chee Lan
Company Secretary

Hong Kong, 7th June 2004

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.
2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.
3. The transfer books and the register of members of the Company will be closed from Friday, 16th July 2004 to Tuesday, 20th July 2004, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 15th July 2004.
4. As at the date of this announcement, the Board of Directors of the Company consists of:–

Wang Koo Yik Chun	*Honorary Chairman*
Patrick Wang Shui Chung	*Chairman and Chief Executive*
Winnie Wang Wing Yee	*Vice-Chairman*
Richard Wang Li-Chung	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-executive Director*
Peter John Wrangham	*Independent Non-executive Director*
Patrick Blackwell Paul	*Independent Non-executive Director*
Arkadi Kuhlmann	*Independent Non-executive Director*
Oscar De Paula Bernardes Neto	*Independent Non-executive Director*
Peter Wang Kin Chung	*Non-executive Director*
Michael John Enright	*Independent Non-executive Director*

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

Excellence in *Motors* Since 1959

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31ST MARCH 2004

FINANCIAL HIGHLIGHTS

- Total sales US$1,051 million – up 10%
- Excluding plant restructuring charges and provisions, profit attributable to shareholders was US$133 million, a decrease of 11%
- Net earnings after plant restructuring charges and provisions declined 22% to US$117 million
- Notwithstanding the decline in net earnings, net operating cash flow increased 11% to a record US$184 million
- Earnings per share decreased 22% to 3.17 US cents
- Dividends per share increased 4% to 1.73 US cents
- Johnson Electric's underlying financial position remains exceptionally strong and, taking into account cash and cash equivalents of US$247 million, the Group is substantively debt free

The Directors announce that the audited consolidated profit attributable to shareholders for the year ended 31st March 2004 was US$116,577,000, a decrease of 22% over the corresponding year in 2003.

FINANCIAL RESULTS

The audited consolidated profit and loss account for the year ended 31st March 2004 together with comparative figures for the corresponding year in 2003 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2004 US$'000	2003 As restated US$'000
Turnover	2	1,050,707	955,339
Cost of sales		(737,215)	(644,641)
Gross profit		313,492	310,698
Other revenues		15,347	11,006
Selling and administrative expenses		(179,078)	(145,899)
Restructuring costs/provisions	3	(21,290)	–
Operating profit	4	128,471	175,805
Finance costs		(233)	(883)
Share of profits less losses of jointly controlled entities/associated companies		6,295	(720)
Profit before taxation		134,533	174,202
Taxation	5	(17,956)	(24,788)
Profit after taxation		116,577	149,414
Minority interests		–	(2)
Profit attributable to shareholders		116,577	149,412
Dividends		63,585	61,230
Basic earnings per share (US cents)	6	3.17	4.07
Fully diluted earnings per share (US cents)	6	3.17	4.07

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	2004 US$'000	2003 As restated US$'000
Intangibles		20,074	22,421
Properties, plant and equipment		256,952	248,501
Other non-current assets		76,468	63,984
Current assets			
Stocks and work in progress		116,170	130,541
Trade and other receivables	7	229,582	213,536
Other investments		117,424	77,312
Tax recoverable		5,457	6,060
Bank balances and cash		130,908	115,578
		599,541	543,027
Current liabilities			
Trade and other payables	8	175,280	171,997
Current portion of long term loans		137	345
Tax payable		3,327	1,769
Bank loans and overdrafts		11	2,325
		178,755	176,436
Net current assets		420,786	366,591
Total assets less current liabilities		774,280	701,497
Non-current liabilities			
Long term loans		2,921	7,136
Other provisions		16,144	13,353
Deferred taxation		21,093	15,386
Minority interests		5	4
		40,163	35,879
NET ASSETS		734,117	665,618
CAPITAL AND RESERVES			
Share capital		5,925	5,925
Reserves		685,802	617,303
Proposed dividends		42,390	42,390
SHAREHOLDERS' FUNDS		734,117	665,618

Notes:

1. **Principal accounting policies**
The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention except that certain investment properties and other investments are stated at fair value.

In the current year, the Group adopted the Statement of Standard Accounting Practice ("SSAP") No. 12 (revised) "Income Taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1st January 2003.

The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparatives presented have been restated to conform to the changed policy. The opening retained earnings at 1st April 2002 and 2003 have been reduced by US$12,426,000 and US$13,030,000, respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in a decrease in deferred tax assets and an increase in deferred tax liabilities at 31st March 2003 by US$12,842,000 and US$187,000, respectively. The profit for the year ended 31st March 2003 has been reduced by US$604,000.

2. **Turnover**
The Group is principally engaged in the manufacture of motors. Revenues recognised during the year are as follows:

	Turnover 2004 US$'000	Turnover 2003 US$'000	Operating profit/(loss) 2004 US$'000	Operating profit/(loss) 2003 US$'000
Operating activities				
Sales of motors	1,050,707	955,339	128,471	175,805
Geographical area by manufacturing location				
Asia	674,750	579,695	140,576	143,551
America	95,764	132,534	(16,268)	4,804
Europe	280,193	243,110	4,163	27,450
	1,050,707	955,339	128,471	175,805

	2004 US$'000	2003 US$'000
Turnover by geographical destinations of customers		
Asia	317,069	285,086
America	311,861	298,850
Europe	421,777	371,403
	1,050,707	955,339

3. **Restructuring costs/provisions**
During the year, Johnson Electric accelerated its strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace. The Group completed closure of its manufacturing plant in Thailand and research and development centre in Germany. Actions are being taken to further restructure the manufacturing operations at Matamoros in Mexico. Other costs mainly comprise of severance payments and provisions for other shutdown costs.

	2004 US$'000	2003 US$'000
Asset write-offs (including provision for impairment)	11,819	–
Other costs	9,471	–
Total provision	21,290	–

Net provision for costs of restructuring is US$15,987,000, after deduction of tax impact of US$5,303,000.

4. **Depreciation and amortisation**
During the year, depreciation of US$43,124,000 (2003: US$36,145,000) and amortisation of US$2,736,000 (2003: US$3,225,000) were charged in respect of the Group's properties, plant and equipment and intangible assets respectively.

5. **Taxation**
Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 US$'000	2003 As restated US$'000
Current taxation		
Hong Kong profits tax	(7,487)	(6,992)
Overseas taxation	(6,285)	(2,794)
(Under)/over provisions in prior years	(637)	1,026
	(14,399)	(8,760)
Deferred taxation	(2,233)	(15,836)
	(16,622)	(24,596)
Share of taxation attributable to jointly controlled entities/associated companies	(1,334)	(192)
	(17,956)	(24,788)

6. **Earnings per share**
The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$116,577,000 (2003 as restated: US$149,412,000).

The basic earnings per share is based on 3,673,788,920 (2003: 3,673,788,920) shares in issue during the year.

The fully diluted earnings per share is based on 3,674,185,681 (2003: 3,673,985,580) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus weighted average of 396,761 (2003: 196,660) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

7. **Trade and other receivables**
The Group allows an average credit period of 30 to 90 days to its trade customers. The trade and other receivables included trade receivables balance of US$198,817,000 (2003: US$178,170,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2004	144,704	39,857	14,256	198,817
Balance at 31st March, 2003	130,019	24,009	24,142	178,170

8. **Trade and other payables**
The trade and other payables included trade payables balance of US$118,502,000 (2003: US$124,717,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2004	88,740	13,447	16,315	118,502
Balance at 31st March, 2003	94,219	13,821	16,677	124,717

9. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 20th July 2004 payment of a final dividend of 9 HK cents equivalent to 1.15 US cents per share (2003: 9 HK cents or 1.15 US cents) payable on 23rd July 2004 to persons who are registered shareholders of the Company on 20th July 2004 making a total distribution of 13.5 HK cents equivalent to 1.73 US cents per share for the year ended 31st March 2004 (2003: 13 HK cents or 1.66 US cents).

CLOSING REGISTER OF MEMBERS

The transfer books and the register of members of the Company will be closed from Friday, 16th July 2004 to Tuesday, 20th July 2004, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 15th July 2004.

A MESSAGE FROM PATRICK WANG

To Our Shareholders,

The 2004 financial year was a difficult one for Johnson Electric. We had to deal with a global economic environment for manufacturing businesses that remained sluggish for much of the year and in most instances did not see a consistent upward trend until the second half. We also faced quite unprecedented increases in global commodity prices that put pressure on our input costs and hence profit margins.

On the positive side, despite these challenging market conditions, the Group achieved double digit sales growth and passed the US$1 billion sales mark for the first time in its history. We continued to demonstrate our strong cash generation abilities with an 11% increase in net operating cash flow. And we are taking action to continue to strengthen our long-term competitive position – implementing a number of restructuring initiatives in our overseas manufacturing operations, improving asset productivity, and investing in people and business systems to sustain long term growth.

Nonetheless, the bottom line results were unsatisfactory and profitability levels fell well short of our objectives at the start of the year. We had relatively limited room for manoeuvre in the face of the extraordinarily rapid increase in copper and steel prices during the latter months of the financial year. Management is consequently working hard to drive performance back to more acceptable levels for the current year. The early signs of these efforts are reasonably encouraging – but there remains plenty of work to do.

Summary of 2003-04 Results

- For the financial year ended 31st March 2004, total sales were a record US$1,051 million, up 10% compared to the 2003 financial year
- Excluding plant restructuring charges and provisions, profit attributable to shareholders was US$133 million, a decrease of 11%
- Net earnings after plant restructuring charges and provisions declined 22% to US$117 million or 3.17 US cents per share
- Notwithstanding the decline in net earnings, net operating cash flow increased 11% to a record US$184 million
- Johnson Electric's underlying financial position remains exceptionally strong and, taking into account cash and cash equivalents of US$247 million, the Group is substantively debt free.

Dividends

The Board has recommended a final dividend of 1.15 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.73 US cents per share – an increase of 4% over the 2003 financial year.

Operating Environment in 2003/04

Johnson Electric's sales during the first months of the 2003-04 financial year continued to feel the effects of a comparatively weak global economy, with mixed and somewhat hesitant patterns of demand. Trading conditions, however, picked up in the second half as both global industrial output and customer inventories reflected higher end-user confidence levels. The Group derives approximately 40% of its sales from European markets and therefore sales also benefited from a stronger Euro currency compared to the US dollar (though at the same time certain operating expenses denominated in Euros also rose in US dollar terms).

As a result, the Group achieved sales growth of almost 15% in the second half compared to the same period last year – and marking a significant improvement over the 5% increase recorded in the first six months of the financial year.

The Commercial Motors Group ("CMG"), in particular, achieved strong sales growth of over 20% in the second half of the year compared to a flat performance in the first half. The division's total sales for the year amounted to US$389 million, an increase of 12% over the prior year.

All CMG business units achieved positive sales increases, with the strongest performance coming from home appliance applications which continue to gain market share through new product introductions and new customers. Sales to the power tools sector were affected by excess inventories in certain distribution channels in the first half but nonetheless recorded a modest overall improvement compared to the prior year. Business equipment and personal care products achieved satisfactory growth in relatively mature markets where price competition tends to be greater. The audio-visual sector, presently the smallest of CMG's businesses, also continued to expand its motor product line to focus on higher-end products and delivered healthy double-digit increases in sales volume and value. Recent acquisitions of the equity interests not already owned by Johnson Electric in the former Nidec Johnson Electric joint venture and in Nihon Mini Motor have provided the Group with a much larger consolidated sales platform from which to grow in the audio-visual motor sector in the coming years.

The Automotive Motors Group ("AMG"), which contributes approximately 60% of the Group's sales, recorded a 9% increase in total revenue to US$662 million. AMG motor and motor system products are generally less sensitive to short-term economic fluctuations and depend more on the timing and success of our new product programs, customer outsourcing decisions, and on the life-cycle of particular vehicle models. The AMG division consequently experienced a modest improvement in sales growth in the second half of the year compared to the first half.

In Europe, all of AMG's business units achieved double-digit sales growth as a result of both a stronger Euro currency and Johnson Electric's comparatively high market share among several of the top performing car brands in these markets. The performance of AMG in North America, on the other hand, was weaker with a slight decline in year-on-year sales recorded.

Raw Material and Operating Expenditure Increases

Steel and copper are two of the major raw materials used in small precision motors and Johnson Electric inevitably felt the effects of price increases in these commodities, especially during the second half of year when global market prices escalated dramatically. For the year as a whole, the company's weighted average cost of steel increased by over 30%, and the average London spot price of copper increased by approximately 29%. Higher raw material costs were therefore a key factor in the decline in the Group's gross margin from 32.5% to 29.8%.

Selling, General and Administration expenses also increased disproportionally to sales growth. Part of this increase was due to sharply higher international freight and shipping costs, as well as the translation of Euro-dominated expenses for US dollar reporting. For the most part, however, higher overhead expenses reflected the company's recent investments in people and technology to support the Group's long-term growth objectives. With a business that now exceeds US$1 billion in revenue and continues to expand, management believes that these types of investment are essential in order to maintain the company's growth trajectory.

The Group is now much better positioned to benefit from improved operating leverage as the global recovery continues and sales levels increase. Nevertheless, the imperative to improve operating profitability for the 2004-05 financial year is resulting in an aggressive CEO-led review of SG&A expenses to ensure that these properly reflect the needs of the business today and are scaleable for the rate of growth anticipated in the coming years.

Overseas Plant Restructuring to Improve Long-Term Cost Position

During the year, Johnson Electric accelerated its strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace. The company completed the closure of its manufacturing plant in Thailand and research and development centre in Germany. Actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico.

The plant closure and restructuring initiatives essentially involve the relocation of certain production activities to lower cost manufacturing locations – primarily to the company's large scale and vertically integrated manufacturing complex in Guangdong Province, China. In the case of research and development and other technical/sales support functions located in overseas end-markets, the Group is increasingly consolidating these into fewer strategic locations in order to achieve greater operating efficiencies and flexibility. In most cases, the near-term cash outflow associated with these restructuring initiatives is expected to be recovered within two years through profitability and revenue improvements.

Overall Impact on Profitability

The combined effects of higher raw material costs, investments in building a more sustainable operating platform, and restructuring charges reduced profit margins for the Group. Taking into account the US$16 million after tax non-recurring charge for closure costs incurred and provisions for further restructuring expenses, net profit attributable to shareholders decreased by 22% to US$117 million.

Positioning the Business for Continued Growth and Value Creation

Notwithstanding the relatively tough operating conditions of the past twelve months, Johnson Electric remains exceptionally well positioned to maintain its leadership in the small motor and motor systems industry.

As global customers search for the right solutions in terms of quality, price and responsiveness, they are increasingly looking to China to serve their supply chain needs. In China, we are confident that no other company can provide large-scale, globally-oriented, flexible motor solutions comparable to those offered by Johnson Electric.

For us, the challenge is meeting that demand in a manner that makes our customers successful and creates attractive returns for our shareholders over the long term. Our growth strategy is therefore to drive continuous improvements in our operations, to penetrate new market segments that offer above average prospects of profitable growth, and to invest in the right people to sustain high performance levels.

Underlying demand for motor applications across a wide range of end markets remains robust. This fact, combined with the ongoing shift towards outsourcing and lower cost country sourcing for motors, provides the Group with a healthy foundation for organic growth.

Consistent with our previously articulated strategy on corporate development, we aim to supplement our organic growth with selective investments and acquisitions. The key criteria for any such investment is that it must fit logically with Johnson Electric's existing activities or capabilities, that it can be managed effectively, and that it is reasonably priced.

The Group's two most recent acquisitions reflect this prudent approach. In March 2004, Johnson Electric acquired Nidec Corporation's 50% stake in the Nidec Johnson Electric audio visual motor joint venture after it was agreed that the timing was now right for one of the joint venture partners to take over the future development of the business. In April 2004, after the financial year end, it was also announced that the Group had agreed to acquire the remaining equity that it did not already own in Nihon Mini Motor, a leading motor supplier to the digital camera market. Johnson Electric originally acquired a 49% interest in Nihon Mini Motor from Mitsubishi Materials in April 2003.

In addition to these transactions, we have established two new businesses under the Johnson Electric umbrella that are presently exploring new growth opportunities in adjacent areas that we believe complement our overall strategy and skills in relation to manufacturing and sourcing components in China. Johnson Electric Trading Limited functions as a China sourcing platform for selected motor and motor-related products and components that are not currently manufactured within the Group. Johnson Electric Capital Limited is the Group's vehicle for exploring direct investment opportunities in component businesses that are adjacent to small motors in terms of manufacturing process, distribution channel, or customer profile.

Current Performance and Outlook

The current trading performance of the Group is satisfactory and, taking into account the consolidation of Nihon Mini Motor, we presently anticipate a low double digit percentage increase in sales for the current financial year.

The CMG division is expected to grow at a faster rate than AMG due partly to the timing of new product introductions and partly to recent acquisitions and investments in the audio visual motor sector.

As noted above, increases in raw material costs, especially towards the end of the 2003-04 financial year, have put pressure on gross margins with current input costs continuing to be above the average for the prior year. While the company cannot be entirely insulated from commodity price movements, intensive efforts are being taken to minimize their impact. This has included a policy of increasing product prices depending on material content. Subject to the traction we gain through these pricing strategies, as well as the effective execution of recently announced restructuring initiatives, we are cautiously optimistic that a modest improvement in gross margins can be achieved in the current financial year.

It should also be noted that several of our overseas restructuring initiatives associated with acquisitions typically extend over a period of time and we anticipate additional charges, of both a cash and non-cash nature, related to this long-term business improvement strategy in the future.

Overall, I am very encouraged by the commitment of our people to delivering disciplined growth and high performance. Over the past five years we have effectively tripled the size of the company and firmly established Johnson Electric as a true global leader in our industry. We have a strong pipeline of new product introductions, clearly defined go-to-market strategies, and an unparalleled model for delivering the motor solutions our customers need. Johnson Electric remains well positioned for long-term cash flow generation and value creation.

FINANCIAL REVIEW

OVERVIEW

The Group reported profit attributable to shareholders of US$116.6 million, or 3.17 US cents per share for the year ended 31st March 2004, compared to profit attributable to shareholders of US$149.4 million or 4.07 US cents per share in 2002/03.

Profit attributable to shareholders for the year included pre-tax restructuring costs/provisions of US$21.3 million (US$16.0 million net of tax). Excluding the impact of such costs/provisions, profit attributable to shareholders was US$132.6 million, a decrease of 11.3%.

In March 2004, Johnson Electric acquired Nidec Corporation's 50% stake in the Nidec Johnson Electric audio visual motor joint venture after it was agreed that the timing was now right for one of the joint venture partners to take over the future development of the business. In April 2004, after the financial year end, it was also announced that the Group had agreed to acquire the remaining 51% of the equity that it did not already own in Nihon Mini Motor, a leading motor supplier to the digital camera market. Johnson Electric originally acquired a 49% interest in Nihon Mini Motor from Mitsubishi Materials in April 2003.

Total turnover was US$1,051 million, an increase of 10% over the level in the prior year. Unit volume grew approximately 12%.

On a divisional basis, Automotive Motors Group increased 9% to US$662 million, representing 63% of total turnover. In addition to the effect of the stronger Euro currency, AMG achieved gains in market share, as a result of new product introductions and increasing outsourcing by customers.

Overall sales of the Commercial Motors Group increased over 12% to a record level of US$389 million, driven by the increasing trends of outsourcing by customers and new product introductions.

EARNINGS BEFORE INTEREST AND TAX ("EBIT")

Excluding the restructuring costs/provisions, EBIT was US$149.7 million, a decrease of US$26.1 million or 14.8%. The decline was mainly due to an increase of US$33.2 million or 22.8% in selling and administrative expenses, partly offset by an increase of US$2.8 million or 0.9% in gross profit and an increase of US$4.3 million in other revenues. The Group's EBIT (before restructuring costs/provisions), as a percentage of sales, decreased from 18.4% to 14.2%.

Gross margins decreased from 32.5% to 29.8%, due essentially to increased costs of steel and copper, especially during the second half of the year when we saw unprecedented escalation in global prices of those commodities.

Other revenues were US$15.3 million, up 39.1%, due to an increase of US$4.9 million in scrap sales, partly offset by a decrease of US$0.2 million in interest income.

Overall SG&A expenses increased 22.8% to US$179.1 million, and as a percentage of sales, increased from 15.3% to 17.0%.

The restructuring costs/provisions represented the closure costs of the manufacturing plant in Thailand and research and development centre in Germany during the year. Actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico. The closure costs incurred during the year, together with a provision to be made for further restructuring costs amounted to US$21.3 million (US$16.0 million net of tax). Included in the provision was a non-cash fixed asset write-offs of US$11.8 million.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial resources and liquidity remained strong, as cash generated from operations reached a record level of US$197.2 million. Net operating cashflow after interest and tax increased to US$184.4 million, compared to US$165.9 million in the previous year. As at 31st March 2004, the Group's total cash and other investments increased 28.7% to US$248.3 million, compared to US$192.9 million one year ago. Total debt was further reduced to US$3.1 million. Hence, the Group had no net debt.

The Group's principal committed facilities were long-term loans in Euro totalling US$3.1 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or capital assets other than the Group's regular annual capital expenditures required to maintain its growth in sales.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

FOREIGN CURRENCY

The Group operates globally and is thus exposed to foreign exchange risk.

In relation to the business units based in Hong Kong/China, the major revenue generating currencies continue to be the US dollar, Euro and Japanese Yen; whereas the major currencies in purchase commitments are the US dollar, Hong Kong dollar and Japanese Yen. Aside from the US dollar and Hong Kong dollar which is pegged to the US dollar, material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts normally have a duration of less than 3 months. For the year to 31st March 2004, of the micromotor sales from Hong Kong/China, 84% were in US dollars; 12% in Euro for certain sales to Europe; and 4% in Japanese Yen for certain sales to Japan.

The Body Climate and Powertrain Cooling business units, having sales of US$353 million representing 34% of the Group's total sales in the year under review, are mainly European-based businesses with revenue and costs essentially in Euro. Hence, their exposure to US dollar is limited to the net position. In the case of Chassis Braking based in North America, the revenue and costs are in US dollar.

SURPLUS CASH AND DEBT

The Group follows a policy of prudence in managing its cash balance and maintains a high level of liquidity to ensure that the Group is well placed to take advantage of growth opportunities for the business. The surplus cash is held in US dollars, except certain temporary balances which may be held in such non-US currencies as required from time to time pending specific payments.

As at 31st March 2004, the surplus cash (comprising cash and other investments) increased to US$248.3 million, up 29% from US$192.9 million at the previous year-end. The Group is essentially debt-free, except certain loans amounting to US$3.1 million (compared to US$9.8 million a year ago).

As at 31st March 2004, 71% of the surplus cash was held in US dollars (compared to 70% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.5 month, compared to 0.1 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES, AMENDMENTS TO THE BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Chatham Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 20th July 2004 at 12:00 noon is set out on pages 12 to 18 of this circular. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Principal Place of Business in Hong Kong of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

25th June 2004

CONTENT

DEFINITIONS

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Chatham Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 20th July 2004 at 12:00 noon, notice of which is set out on pages 12 to 18 of this circular, or any adjournment thereof
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	21st June 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice"	the notice of the AGM set out on pages 12 to 18 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 8 of the Notice
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate
"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange

"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holders of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

* Wang Koo Yik Chun
Honorary Chairman

Patrick Wang Shui Chung *JP*
Chairman and Chief Executive

Winnie Wang Wing Yee
Vice-Chairman

Richard Wang Li-Chung
Executive Director

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Arkadi Kuhlmann

Oscar De Paula Bernardes Neto

* Peter Wang Kin Chung

Michael John Enright

* *Non-executive Director*
# *Independent Non-executive Director*

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, N.T.
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

To Shareholders

Dear Sir or Madam,

PROPOSAL FOR GRANT OF GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES AND AMENDMENTS TO BYE-LAWS

INTRODUCTION

In the announcement dated 7th June 2004 of the audited results of the Company for the year ended 31st March 2004, your Directors proposed to renew general mandates granted to your Directors to repurchase shares and issue shares and to amend the Bye-Laws of the Company, details of which are set out below. In addition, the purpose of this document is to give you notice of the AGM to be convened for the purpose of considering and, if thought fit, passing resolutions to approve the renewal of the general mandates and the amendments to the Bye-Laws.

GENERAL MANDATE TO REPURCHASE SHARES

On 21st July 2003 a general and unconditional mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. In accordance with the Repurchase Rules, the Company is required to send Shareholders an explanatory statement containing information reasonable necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

On 21st July 2003 a general and unconditional mandate was also given to the Directors to allot, issue and deal with additional shares of the Company up to a limit of 5% of the aggregate nominal amount of the issued share capital of the Company as at that date.

Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and shareholders and accordingly, a renewal of the general mandate will be sought from shareholders at the AGM to authorise the Directors to allot, issue and deal with additional shares of the Company up to (i) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of the resolution approving the general mandate to repurchase shares plus (ii) 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution.

AMENDMENTS TO THE BYE-LAWS

The Securities and Futures Ordinance has come into effect on 1st April 2003 and as a result the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) was repealed. In addition the Stock Exchange has announced certain amendments to the Listing Rules which subject to certain transitional arrangements came into effect on 31st March 2004.

In order to comply with the aforesaid new requirements, a special resolution will be proposed at the AGM to approve the necessary amendments to the Bye-Laws at the AGM.

The full text of the proposed changes to the Bye-Laws is set out in item number 10 contained in the Notice. The background for the proposed amendments to the following Bye-Laws is set out below:

(a) Bye-Law 1

(i) Definition of "Clearing House":

To amend the existing definition of "Clearing House" to reflect the change in the reference to the Securities and Futures Ordinance. The Securities and Futures (Clearing House) Ordinance was repealed upon the commencement of the Securities and Futures Ordinance on 1st April 2003.

(ii) Definition of "associate(s)":

To add the definition of "associate(s)" which shall, in relation to any Directors, have the meaning as defined in the Listing Rules.

(iii) Definition of "Listing Rules":

To add the definition of "Listing Rules".

(b) Bye-Law 85A

New Bye-Law 85A added to reflect the restriction on voting by Shareholders as required by the amended Appendix 3 of the Listing Rules.

(c) Bye-Law 108(B)(ii)-(iii)

Bye-Law 108(B)(ii) and 108(B)(iii) replaced in order to comply with the provisions of the amended Appendix 3 of the Listing Rules so that subject to certain exceptions, a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting.

(d) Bye-Law 114

The existing Bye-Law 114 currently provides that no person, other than a retiring director, shall, unless recommended by the Directors for election, be eligible to the office of Director at any general meeting, unless certain notice requirements are complied with. This Bye-Law 114 is to be replaced to comply with the amended Appendix 3 of the Listing Rules which now further provides that the period of lodgment of the required notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such meeting.

NOTICE OF ANNUAL GENERAL MEETING

The Notice, which contains ordinary resolutions to approve the Repurchase Mandate and the Issue Mandate and a special resolution to approve the amendments to the Bye-Laws is set out on page 12 to 18 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the principal place of business of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of the proxy will not prevent you from attending and voting in person at the AGM should you so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 7th June 2004

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Ordinary Shares of HK$0.0125 each.

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the AGM in 2005, the date by which the next AGM of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Buyback Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Buyback Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position of the Group in comparison to the position shown, as at 31st March 2004, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:–

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2003	9.90	8.90	December 2003	10.70	9.80
July 2003	10.95	9.70	January 2004	10.85	9.90
August 2003	12.25	9.80	February 2004	10.20	9.30
September 2003	12.90	11.20	March 2004	9.50	8.10
October 2003	12.20	9.95	April 2004	9.05	6.60
November 2003	10.45	9.50	May 2004	7.70	6.80

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.4% of the issued share capital of the Company. As at that date, 40.6% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 66.0%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons (as defined in the Stock Exchange's Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Buyback Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited ("the Company") will be held at Chatham Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 20th July 2004 at 12:00 noon for the following purposes:–

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2004;

2. To declare a final dividend in respect of the year ended 31st March 2004;

3. To re-elect the following Directors:

   (a) Mr. Peter Wang Kin Chung as Non-executive Director;

   (b) Mr. Peter Stuart Allenby Edwards as Independent Non-executive Director;

   (c) Mr. Patrick Blackwell Paul as Independent Non-executive Director;

   (d) Mr. Michael John Enright as Independent Non-executive Director;

4. To confirm the remuneration of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT**:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue, or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

"**THAT**:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company

pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this Meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.";

10. As special business, to consider and, if thought fit, pass the following as a Special Resolution:–

"**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:–

(1) Bye-Law 1

(a) By deleting the words "Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of Laws of Hong Kong)" where they appear in the paragraph defining "Clearing House" and replacing them with the words "the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(b) By adding the following new definitions immediately after the definition of "corporate representative":

""associate(s)" in relation to any Director, shall have the meaning ascribed to it under the Listing Rules; and

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);";

(2) Bye-Law 85A

By adding the following new bye-law as a Bye-Law 85A immediately after the existing Bye-Law 85:

"85A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(3) Bye-Law 108(B)

(a) By replacing the Bye-Law 108(B)(ii) in its entirety with the following paragraphs:

"(ii) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or proposal in which he or any of his associates is to the knowledge of such Director materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:–

(a) the giving of any security or indemnity either:

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5%

or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(b) By deleting the existing paragraphs (a) and (b) of Bye-Law 108(B)(iii) in their entirety and replacing thereof with the following new wording:

"(a) A company shall be deemed to be a company in which a Director and/or any of his associates owns five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company if and so long as (but only if and so long as) he and/or his associates is/are (either directly or indirectly) the holder of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company (or of any third company through which his/their interest is derived) or of the voting rights of any class of shares available to members of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder, if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder;

(b) Where a company in which a Director and/or any of his associates holds five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to members of the company is materially interested in a transaction, then that Director and/or his associates shall also be deemed materially interested in such transaction.";

(c) By adding the following as a new paragraph (c) to Bye-Law 108(B)(iii):

"(c) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or his associate(s) as known to such Chairman has not been fairly disclosed to the Board.";

(4) Bye-Law 114

By deleting the existing Bye-Law 114 and replacing thereof with the following:

"114. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office at least seven days before the date of the general meeting. The period for lodgment of the notices required under this Bye-Law shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.""

By order of the Board

Susan Yip Chee Lan
Company Secretary

Hong Kong, 7th June 2004

Notes

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Friday, 16th July 2004 to Tuesday, 20th July 2004, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 15th July 2004.

4. As at the date of this announcement, the Board of Directors of the Company consists of:–

Wang Koo Yik Chun	*Honorary Chairman*
Patrick Wang Shui Chung	*Chairman and Chief Executive*
Winnie Wang Wing Yee	*Vice-Chairman*
Richard Wang Li-Chung	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-executive Director*
Patrick Blackwell Paul	*Independent Non-executive Director*
Arkadi Kuhlmann	*Independent Non-executive Director*
Oscar De Paula Bernardes Neto	*Independent Non-executive Director*
Peter Wang Kin Chung	*Non-executive Director*
Michael John Enright	*Independent Non-executive Director*

附註:

一、 凡有資格出席及投票之股東，均可委派一位或多位代表出席及投票：代表人不必為本公司股東，茲附上代表委任表格，填妥及交回代表委任表格後，股東仍可出席投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件（如有）或經由公證人簽署證明的授權書或授權文件的副本，須於大會舉行時間四十八小時前交回香港新界大埔大埔工業邨大順街6-22號德昌大廈本公司之香港主要營業地址，否則將視為無效。

三、 本公司將於二零零四年七月十六日星期五至二零零四年七月二十日星期二（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲獲得派發建議末期股息之資格，所有股份過戶文件連同有關投票最遲須於二零零四年七月十五日星期四下午四時正送交本公司之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓，辦理股份過戶登記手續。

四、 於本通告發出日期，本公司的董事會成員開列如下：

汪顧亦珍	*名譽主席*
汪穗中	*主席及行政總裁*
汪詠宜	*副主席*
汪立忠	*執行董事*
Peter Stuart Allenby Edwards	*獨立非執行董事*
Patrick Blackwell Paul	*獨立非執行董事*
Arkadi Kuhlmann	*獨立非執行董事*
Oscar De Paula Bernardes Neto	*獨立非執行董事*
汪建中	*非執行董事*
Michael John Enright	*獨立非執行董事*

(c) 在現有公司細則第108(B)條第(iii)分段後加入下列新(c)分段：

「(c) 倘在任何董事會會議上出現有關一名董事（主席除外）或其聯繫人士是否擁有重大權益的問題或有關任何董事（該主席除外）是否有權投票或列入會議之法定人數內之問題，而有關問題未能透過該名董事自願同意棄權投票或放棄列入會議之法定人數內之方式解決，則有關問題將轉交該主席處理，而該主席就該名董事或其聯繫人士所作之裁決將為最終及最後定論，除非該名董事並未向董事會公允地披露據其所知其本人及其聯繫人士所擁有之權益之性質或幅度。如該主席或其聯繫人士出現上述問題，則有關問題將透過董事會決議案決定（就此而言，該主席及在有關合約或安排中擁有重大權益之任何其他與會董事將不可列入會議之法定人數內並不得投票），而有關決議將為最終及最後定論，除非該主席並未向董事會公允地披露據其所知其本人或其聯繫人士所擁有之權益之性質或幅度。」；

(4) 公司細則第114條

刪除現有公司細則第114條，並加入下列：

「114. 除退任董事外，概無任何人士合資格於任何股東大會膺選董事，除非已向本公司發出列明擬提名有關人士膺選董事之書面通知以及由有關人士發出列明其有意膺選之通告並經由董事會推薦參選，而有關通知須於該股東大會日期前最少七日提交予本公司總辦事處或登記處。根據公司細則，提交有關通知之期限最早由寄發舉行有關選舉指定股東大會通告翌日起計，最遲為舉行有關股東大會日期前七日。」」

承董事會命

葉熾蘭
公司秘書

香港，二零零四年六月七日

聯繫人並非合共在其中（又或該董事或其任何聯繫人藉以獲得有關權益的任何第三間公司）實益擁有任何類別已發行股份或投票權的5%或5%以上；

(d) 任何有關發行人或其附屬公司僱員利益的建議或安排，包括：

(i) 採納、修訂或實施任何董事或其聯繫人可從中受惠的僱員股份計劃或任何股份獎勵或認股期權計劃；或

(ii) 採納、修訂或實施與發行人或其任何附屬公司的董事、該董事之聯繫人及僱員有關的退休基金計劃、退休計劃、死亡或傷殘利益計劃，而其中並無給予董事（或其聯繫人）任何與該計劃或基金有關的人士一般地未獲賦予特惠或利益；及

(e) 任何董事或其聯繫人擁有權益的合約或安排，而在該等合約或安排中，董事或其聯繫人僅因其在發行人股份或債券或其他證券擁有權益，而與發行人股份或債券或其他證券的其他持有人以同一方式在其中擁有權益。」；

(b) 刪除現有公司細則第108(B)條第(iii)分段，並加入下列新分段：

「(a) 董事及／或其聯繫人士將被視為擁有一家公司任何類別股本的已發行股份或該公司任何類別股份的投票權的5%或5%以上，如及只要（但只有在此情況下及只要）該董事及／或其聯繫人士持有或實益擁有（不論是直接或間接）該公司（或其藉以取得有關權益之任何第三者公司）任何類別股本或該公司股東可行使之任何類別股份投票權5%或以上。就本段而言，不應把下列股份計算在內：董事或其聯繫人士作為被動受託人或託管受託人所持有而其或彼等任何一方並無實益權益之股份；如及只要有其他人士有權收取當中收益，則董事或其聯繫人士只擁有復歸權及剩餘權之信託股份；董事或其聯繫人士僅以信託持有人身份擁有的認可單位信託計劃股份。

(b) 倘董事及／或其聯繫人士持有其任何類別股本或其股東可行使之任何類別股份投票權5%或以上之公司在一項交易中擁有重大權益，則該董事亦將被視為在該項交易中擁有重大權益。」；

「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）」；

(2) 公司細則第85A條

在現有公司細則第85條後，加入下列新公司細則第85A條：

「85A. 倘任何股東根據香港聯合交易所有限公司證券上市規則不時有效之規定必須就任何特定決議案棄權投票，或被限制僅可就任何特定決議案投贊成票或投反對票，如有關股東或其代表所作投票違反上述規定或限制，則不會計算在內。」；

(3) 公司細則第108(B)條

(a) 刪除現有公司細則第108(B)條第(ii)分段，並加入下列新分段：

「(ii) 董事不得就批准其或其聯繫人士擁有重大權益（就該董事所知）的任何合約、安排或其他建議的董事會決議案進行投票，亦不得列入會議的法定人數內。如其投票的話，其投票將予作廢，亦將不會列入該決議案的法定人數內，惟此項限制並不適用於有關下列各項情況：－

(a) 向下列人士提供任何抵押或賠償保證：

(i) 就董事或其聯繫人借出款項給發行人或其任何附屬公司，或就董事或其聯繫人在發行人或其任何附屬公司的要求下或為它們的利益而引致或承擔的義務，因而向該董事或其聯繫人提供任何抵押或賠償保證；或

(ii) 發行人或其任何附屬公司就其債項或義務而向第三者提供任何抵押或賠償保證，而就該債項或義務，董事或其聯繫人根據一項擔保或賠償保證或藉著提供一項抵押，已承擔該債項或義務的全部或部分（不論是單獨或共同的）責任者；

(b) 任何有關由他人或發行人作出的要約的建議，以供認購或購買發行人或其他公司（由發行人發起成立或發行人擁有權益的）的股份、債券或其他證券，而該董事或其聯繫人因參與該要約的包銷或分包銷而擁有或將擁有權益；

(c) 任何有關其他公司作出的建議，而該董事或其聯繫人直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）；或任何有關其他公司作出的建議，而該董事或其聯繫人實益擁有該等其他公司的股份，但該董事及其任何

券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過日期之已發行股本賬面值總額百分之十，而根據（甲）段授予之權力亦應以此為限；

（丙） 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

九、 作為特別事項，考慮及酌情通過下列議案為普通決議案：—

「**動議**於召開本大會通告所載第七項及第八項普通決議案通過後，將本公司董事會根據該項一般性權力而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第八項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過日期本公司已發行股本總面值之百分之十。」；

十、 作為特別事項，考慮及酌情通過下列議案為特別決議案：

「**動議**將本公司之公司細則作出如下的修改：—

(1) 公司細則第1條

(a) 在「結算所」一詞的定義中，刪除「證券及期貨（結算所）條例（香港法例第420章）第二部所指之」等字詞，並由「證券及期貨條例（香港法例第571章）所指之」取代；

(b) 在現有「法人團體代表」的定義後，加入下列新定義：—

「「聯繫人士」指（就任何董事而言）按上市規則賦予該詞不時有效之涵義；

(丙) 除根據

(i) 配售新股建議,或

(ii) 本公司的認股權計劃所給予之選擇權

外,董事會根據(甲)段之批准分配或有條件或無條件同意分配本公司股本之賬面總值(無論是根據優先權或其他情況)將不得超過本公司在本決議案通過日期已發行股本賬面總值百分之五;及

(丁) 本議案所載各詞釋義如下:

就本決議案而言:「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間:

(i) 本公司下一次股東週年大會結束;

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿;及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案;及

「配售新股」乃指董事會向在指定日期已登記於本公司股東冊上之股份持有人,根據所持股份比例而增發之股份或其他證券(董事會如認為有需要及有利時,可排除其配售權益或作其他安排,例如零碎權益,或因香港以外地區之認可管理機關及股票交易所之規定或法例所列之限制或責任)。」;

八、 作為特別事項,考慮及酌情通過下列議案為普通決議案:-

「**動議**:

(甲) 一般及無條件批准董事會於有關期間行使本公司之一切權力,遵循及按照所有適用之法例購回其本身之股份;

(乙) 本公司根據(甲)段於有關期間之批准可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證

股東週年大會通告

逕啟者：德昌電機控股有限公司（「本公司」）茲訂於二零零四年七月二十日星期二正午十二時，假座香港金鐘道八十八號太古廣場港麗酒店七樓柒咸廳舉行股東週年大會，以便處理下列事項：

一、 省覽及接納截至二零零四年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告；

二、 宣佈派發截至二零零四年三月三十一日止年度的末期股息；

三、 重選董事：

（甲） 汪建中先生為非執行董事；

（乙） Peter Stuart Allenby Edwards先生為獨立非執行董事；

（丙） Patrick Blackwell Paul先生為獨立非執行董事；

（丁） Michael John Enright先生為獨立非執行董事；

四、 釐定董事酬金；

五、 重聘核數師並授權董事釐定其酬金；

六、 作為特別事項，考慮及酌情通過下列議案為普通決議案：－

「**動議**本公司董事之人數定為十五名，並授權董事推選及委任新加董事，惟總數不多於十五名。」；

七、 作為特別事項，考慮及酌情通過下列議案為普通決議案：－

「**動議**：

（甲） 根據以下（丙）段在有關期間內董事會行使所有本公司權利以發行、分配或處理外加股份於公司資本及提出與給予可分配或需要分配股份之建議、協議及選擇權，行使該權需得到一般性及無條件批准；

（乙） 於（甲）段得到批准後，董事會在有關期間內將有權提出及給予建議、協議及選擇權，此舉或需要在有關期間後行使該權；

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即現有已發行股本之百分之十（惟本公司目前並無此計劃），若干汪氏家族信託權益所佔之持股量將增至百分之六十六。就董事會所知，根據香港公司收購及合併守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何其他關連人士（按聯交所上市規則之定義）知會本公司，倘購回權力獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份（無論是否於聯交所進行）。

倘本公司於股東批准一般性授權後立即購回相等於其現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金狀況（與本集團之經審核綜合賬目所顯示於二零零四年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零三年六月	9.90	8.90	二零零三年十二月	10.70	9.80
二零零三年七月	10.95	9.70	二零零四年一月	10.85	9.90
二零零三年八月	12.25	9.80	二零零四年二月	10.20	9.30
二零零三年九月	12.90	11.20	二零零四年三月	9.50	8.10
二零零三年十月	12.20	9.95	二零零四年四月	9.05	6.60
二零零三年十一月	10.45	9.50	二零零四年五月	7.70	6.80

披露權益

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，倘購回權力獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則適用，彼等將根據上市規則及適用之百慕達法例行使購回權力。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十九點四權益。於該日，本公司已發行股本之百分之四十點六由公眾人士持有。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由每股面值港幣0.0125元之普通股3,673,788,920股組成。

倘購回權力予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零五年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股。

進行購回股份之原因

董事會相信，購回股份建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回權力，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則。本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份之一般性授權獲股東批准，董事會並無計劃立即行使其就購回股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

(d) 公司細則第114條

現有公司細則第114條規定，除非符合某些通知要求，除退任董事外，概無任何人士合資格於任何股東大會膺選董事。現更換此公司細則114條以符合經修訂上市規則附錄三之規定，其現進一步規定有關提交所需通知的期限將不得早於有關選舉的股東會議之通告日期後的一天，並且不得遲於有關會議召開日期前七天。

股東週年大會通告

載有批准股份購回授權及股份發行授權普通決議案及修訂公司細則的特別決議案的股東週年大會通告已詳載本通函第十二至十八頁。

隨本通函附股東週年大會適用之代表委任表格。不論 閣下是否擬親自出席大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港主要營業地址。即使填妥及交還代表委任表格後， 閣下仍可親自出席大會，並於會上投票。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為授予董事會股份購回授權及股份發行授權乃符合本公司、本集團及其股東整體之最佳利益，並建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東 台照

汪穗中
主席及行政總裁
謹啟

香港，二零零四年六月七日

修訂公司細則

證券及期貨條例已於二零零三年四月一日生效。因此，證券及期貨（結算所）條例（香港法例第420章）經已廢除。再者，聯交所已公佈若干上市規則之修訂（依據若干過渡期安排）已於二零零四年三月三十一日生效。

為符合上述的新規定，本公司將於股東週年大會上提呈一項特別決議案，就公司細則作必需的修訂。

建議修訂公司細則全文已刊載於大會通告第十項議程。與下述公司細則之建議修訂有關之背景資料如下：

(a) 公司細則第1條

(i) 「結算所」之定義：

修訂現有「結算所」之定義，以反映與證券及期貨條例有關之變動。證券及期貨（結算所）條例已在證券及期貨條例於二零零三年四月一日生效時廢除。

(ii) 「聯繫人士」之定義：

加入「聯繫人士」之定義，就任何董事而言，其將有上市規則中所界定之涵義。

(iii) 「上市規則」之定義：

加入上市規則之定義。

(b) 公司細則第85A條

加入新公司細則第85A條以反映經修訂上市規則附錄三對股東投票之限制。

(c) 公司細則第108(B)(ii)至(iii)條

更換公司細則第108(B)(ii)條和第108(B)(iii)條以符合經修訂上市規則附錄三之規定，即除若干特殊情況外，董事不得就其或其任何聯繫人士擁有重大權益之任何合約、安排或其他建議之董事會決議案投票，亦不得列入會議之法定人數內。

敬啟者：

建議授予購回和發行股份一般授權書及修訂公司細則

緒言

於二零零四年六月七日公佈本公司截至二零零四年三月三十一日止年度經審核業績時，董事會建議延續給予董事會購回股份及發行股份之一般性授權及修訂公司細則，有關建議之細節詳見下文。除此以外，本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮並在各股東認為適當之情況下通過決議案，以批准延續上述一般性授權及公司細則修訂。

股份購回授權

於二零零三年七月二十一日董事會獲授予一項一般及無條件授權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故建議　閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料。使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄中。

股份發行授權

於二零零三年七月二十一日董事會亦獲授予一項一般及無條件授權，以配發、發行及處置不超過於當日本公司已發行股本賬面總值百分之五的外加股份。

該項一般授權將於股東週年大會結束時失效。董事會相信更新此一般授權乃符合本公司及股東的利益，因此，在股東週年大會上將向股東尋求重新授予董事會此一般授權，以配發、發行及處置本公司的外加股份，而最大數量為(i)本公司於通過批准股份購回授權的決議案後購回本公司股份的數目及(ii)在通過此項決議案當日本公司已發行股本賬面總值的百分之五。

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

董事會

* 汪顧亦珍
名譽主席

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

汪立忠
執行董事

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Arkadi Kuhlmann

Oscar De Paula Bernardes Neto

* 汪建中

Michael John Enright

* *非執行董事*
# *獨立非執行董事*

香港主要營業地址

香港新界大埔大埔工業邨
大順街6-22號德昌大廈

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「港元」	指	香港法定貨幣港元
「%」	指	百分比

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年七月二十日正午十二時假座香港金鐘道八十八號太古廣場港麗酒店七樓柒咸廳舉行的股東週年大會或任何延期舉行的該大會，大會通告載於本通函第十二至第十八頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	指	本公司的公司細則
「本公司」	指	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所載涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零四年六月二十一日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則（經不時修訂）
「大會通告」	指	載於本通函第十二至十八頁股東週年大會通告
「購回股份授權」	指	股東週年大會通告第八項決議案所述擬提呈之普通決議案
「購回建議」	指	授予董事會一般授權之購回建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案通過當日本公司已發行股本百分之十之股份
「股份購回規則」	指	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例

目　錄

此乃要件　請即處理

閣下如對本文件各方面或應辦之手續有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部售出，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號：179)

建議
一般性授權
購回股份、發行股份、
修訂公司細則
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零四年七月二十日正午十二時在香港金鐘道八十八號太古廣場港麗酒店七樓柒咸廳舉行股東週年大會，有關通告載於本通函第十二至十八頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港主要營業地址，地址為香港新界大埔大埔工業邨大順街6-22號德昌大廈，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零四年六月二十五日